Exhibit 4.2

DESCRIPTION OF SECURITIES

The following summary describes the material terms of the Company’s common stock and preferred stock. The description of common stock and preferred stock is qualified by reference to our Articles of Incorporation, as amended and our Bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

As of the date of the Annual Report on Form 10-K of which this exhibit is a part, GZ6G Technologies Inc. (the “Company” or “we” or “our”) has three classes of securities, its common stock, par value $0.001 per share, registered under Section 12 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) and Special Series A Preferred Stock, par value $0.004 and Special 2018 Series B Preferred Stock, par value, $0.001; neither of the classes of Preferred Stock are registered under Section 12 of the Securities Exchange Act of 1934.

Common Stock

Our authorized capital stock includes 500,000,000 shares of Common Stock, $0.001 par value per Share. As of the filing date of this Form 10-K there are 25,188,742 shares of our Common Stock outstanding.

Voting

Our Common Stockholders are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders voting for the election of directors, may cast such votes equal to the total number of shares owned by each shareholder for each of the duly nominated directors, if they so choose.

There is no provision in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of our company. However, there exists such provision in our charter that may make changes of control more difficult. Such provisions include the ability of our Board of Directors to issue a series of preferred stock and the limited ability of stockholders to call a special meeting. Special meetings of the shareholders may be called at any time by the President or by resolution of the Board of Directors, or by the President upon the request in writing of one or more stockholders owning shares in the aggregate entitled to cast at least a majority of the votes at the meeting. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

The holders of our Common Stock have equal ratable rights to dividends from funds legally available if and when declared by our Board of Directors and are entitled to share ratably in all of our assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our affairs. Our Common Stock does not provide the right to preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of 10,000,000 shares of Special Series A Preferred Stock, par value $0.004 per share, of which 5,000,000 shares are issued and outstanding.  The Board of Directors is further authorized to issue 1 share of Special 2018 Series B Preferred Stock, par value $0.001, of which 1 share is issued and outstanding. Our Board of Directors is authorized to determine or alter any or all of the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares comprising any such series subsequent to the issue of shares of that series, to set the designation of any series, and to provide for rights and terms of redemption, conversion, dividends, voting rights, and liquidation preferences of the shares of any such series.

The Series A Preferred Stock has a number of rights, privileges and preferences in accordance with the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed by us with the Nevada Secretary of State, including the following:

•	Voting Rights: The Series A Preferred Stock have one vote for each share owned.

•	Adverse Effects: The Corporation shall not amend, alter or repeal the preferences, rights, powers or other terms of Special 2018 Series A Preferred Stock without the written consent of the holder(s) of the Series A Preferred Stock.

•	Conversion: The shares of Special 2018 Series A Preferred Stock shall convert into common shares at the rate of 10 new shares for every one share of Special 2018 Series A Preferred Stock owned. The holder of the Series A Preferred Stock can convert the shares into common shares at any time.

•	Dividends: The Series A Preferred Stock are not entitled to any dividends.

•	No Impairment. The Corporation shall not intentionally take any action which would impair the rights and privileges of the Series A Preferred Stock.

The Special 2018 Series B Preferred Stock has a number of rights, privileges and preferences in accordance with the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock filed by us with the Nevada Secretary of State, including the following:

•	Voting Rights: The Special 2018 Series B Preferred Stock stockholder is entitled to 51% of all votes (including, but not limited to, common stock, and preferred stock (including on an as converted basis) entitled to vote at each meeting of the stockholders of the Corporation (and written actions of the stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration.

•	Adverse Effects: The Corporation cannot amend, alter, or repeal the preferences, rights, powers or other terms of the Special 2018 Series B Preferred Stock without the written consent or affirmative vote of the holder of the Special 2018 Series B Preferred Stock.

•	Dividends: The Special 2018 Series B Preferred Stock shall not be entitled to any dividends.

•	No Impairment: The Corporation shall not intentionally take any action which would impair the rights and privileges of the Special 2018 Series B Preferred Stock.

Dividends

At this time, we do not intend to pay out any cash dividends, now, or in the foreseeable future.

Warrants

There are currently 1,130,487 warrants to purchase our securities, at the purchase price of $1.00 per share.

Options

There are no outstanding options to purchase our securities.

Transfer Agent and Registrar

Our transfer agent is Continental Stock Transfer & Trust Company, is located at 1 State Street, 30th Floor, New York, New York 1004, and its phone number is (212) 509-4000. The transfer agent is responsible for all record-keeping and administrative functions in connection with the common shares.

OTCQB Venture Market

Our common stock trades under the symbol “GZ6G” on the OTCQB Venture Market.